March 17, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:  Mr. Derek B. Swanson

Re:                               Iteris, Inc. (formerly known as Iteris Holdings, Inc.)
Registration Statement on Form S-3 filed January 10, 2005
(File No. 333-121942)

Form 8-K filed October 12, 2004 (File No. 0-10605)

Dear Mr.Swanson:

We are in receipt of the additional comment of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 11, 2005 (the “SEC Comment Letter”) regarding our February 25, 2005 responses to the Commission’s comment letter of February 4, 2005, regarding the Form 8-K filed by Iteris, Inc. (the “Company” or “Iteris”) on October 12, 2004.  We are responding to the SEC Comment Letter on behalf of the Company as set forth below.  The response set forth below contains the Staff’s comment in total, set off in bold type.  All factual representations in this letter are based upon information provided to us by the Company.

*****

1.             We note your response to our prior comment 3.  Please provide a list of adjusting journal entries made prior to filing the Form 10-K for the year ended March 31 , 2004, as referenced on page 1 of Ernst & Young’s 2004 Management Letter.  Upon review of your response, we may have further comment regarding your response to our prior comment no. 1.

Attached as Exhibit A is a list of the adjusting journal entries made by the Company prior to filing its Form 10-K for the year ended March 31, 2004, as referenced on page 1 of Ernst & Young’s 2004 Management Letter.

*****

In addition, please be advised that the Company acknowledges that, in the event the Company requests acceleration of the effective date of the pending Registration Statement on Form S-3 filed with the Commission on January 10, 2005 (File No. 333-121942):

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any comments or questions regarding the foregoing should be directed to the undersigned at (949) 932-3665.  Thank you very much for your assistance with this matter.

Sincerely,

/S/ JOO RYUNG KANG

Joo Ryung Kang

EXHIBIT A

ITERIS, INC.

FYE 2004 POST CLOSING ADJUSTMENTS

3/31/2004

Description	DR	CR	P&L Inc / (Dec)

JUDGMENTAL
Misc Accrued Liabilities	125,915
G&A Expense		125,915	125,915
- To reduce year-end health insurance accrual

Warranty Reserve	12,119
COGS		12,119	12,119
- To reduce year-end product warranty reserve

COGS	175,548		(175,548)
Inventory Reserve		175,548
- To increase year-end inventory reserves

Allowance for Doubtful Accounts	59,247
Bad Debt Expense (Sales & Marketing)		59,247	59,247
- To reduce allowance for doubtful accounts

Accrued Bonuses	60,942
Bonus Expense (G&A)		60,942	60,942
- To release overaccrual of bonuses based on final estimate of bonuses to be paid.

State Income Tax Accrual	59,564
Payroll Expense (COGS)		59,564	59,564
- To fully release Michigan State Payroll Tax Liability recorded in a prior year

COGS	34,138		(34,138)
Inventory		34,138
- To decrease inventory values based on results price testing
	JUDGMENTAL		$108,101

CHANGE IN ANALYSIS
Inventory FG	75,453
COGS		75,453	75,453
- To capitalize overhead in finished goods and work-in-process inventory

Unbilled	220,200
Revenue		220,200	220,200
Cost of Sales	149,075		(149,075)
Accrued Payroll		88,000
Accrued Expenses		61,075
- To accrue consulting revenue and related COGS for 3 days at year-end

G&A Expense	140,079		(140,079)
Property, Plant, & Equipment	35,691
Accounts Payable		175,770
- To accrue for certain liabilities (mainly 2004 audit fees) as of 3/31/04
	CHANGE IN ANALYSIS		$6,499

TRANSITIONAL
Misc. Accrued Liabilities	29,818
Health Trust Expense		29,818	29,818
- To true up Health Trust liability accounts at year-end based on remaining claims

Profit Sharing Accrual	32,676
G&A Expense	13,724		(13,724)
Common Stock		2,372
Additional Paid-In Capital		44,028
- To record common stock issued in lieu of cash to settle 401(k) match liabilities

Discontinued Operations Expense	151,873		(151,873)
Common Stock		8,933
Additional Paid-In Capital		142,940
- To record common stock issued for settlement of liabilities from FYE 2002 related to a discontinued operation

Delaware Franchise Tax	45,000
G&A Expenses		45,000	45,000
- To reduce annual Delaware Franchise Tax accrual

G&A Expense	135,000		(135,000)
Accrued IRS Penalty		135,000
- To increase accrual for taxes and related penalties and interest based on better information obtained after year-end

Severance Accrual	16,934
Payroll Expense (G&A)		16,934	16,934
- To reduce severance accrual
	TRANSITIONAL		$(208,845)

STOCK COMPENSATION
Deferred Compensation Expense	13,000		(13,000)
Additional Paid-In Capital		13,000
- To expense cheap stock related to terminated 1999 IPO of Iteris subsidiary. (All options fully vested in FY 2004)
	STOCK COMPENSATION		$(13,000)

	TOTAL P&L ADJUSTMENTS		$(107,245)

ADJUSTMENTS (NO P&L IMPACT):

Accounts Payable	70,335
Cash		70,335
- To re-class checks on held check list and not on outstanding check list at year-end.

Long-Term Assets	147,611
Demo Inventory		147,611
- To re-class demo inventory to Long-Term Assets.

Cash	16,929
Misc. Accrued Liabilities		16,929
- To increase cash for Health Insurance cash account, which paid self insurance claims for company

Additional Paid-In Capital	198,678
Accounts Payable		198,678
- To accrue for unrecorded liabilities as of 3/31/04 (see detail below)

Commissions paid upon exercise of warrants	$118,127
Legal, accounting and printer fees relating to registration statement	80,551
	$198,678